Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to use of our reports dated February 13, 2014 relating to the consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries and the effectiveness of Progressive Waste Solutions Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Progressive Waste Solutions Ltd. for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2014